UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended December 31, 2016

MOGULREIT I, LLC

(Exact name of issuer as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA	90025
(Full mailing address of	(Zip code)
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Financial Report pursuant to Regulation A on Form 1-K (the “Annual Report”) that are forward-looking statements within the meaning of the federal securities laws.  The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements.  These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties.  Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.  Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.  Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in this offering;

•	our ability to attract and retain members to the Realty Mogul Platform;

•	risks associated with breaches of our data security;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	expected rates of return provided to investors;

•	the ability of RM Originators and RM Lenders to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent individuals who will provide services to us and appropriately staff our operations;

•

legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of real estate investment trusts (“REITs”) and U.S. Securities and Exchange Commission (“SEC”) guidance related to Regulation A or the JOBS Act);

•

changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by Realty Mogul, Co.;

•

our ability to access sources of liquidity when we have the need to fund share repurchases of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy share repurchase requests;

•	our failure to maintain our status as a REIT;

•

our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, (the “Advisers Act”), the Investment Company Act of 1940, as amended (the “Investment Company  Act”) and other laws; and

•	changes to U.S. generally accepted accounting principles, (“GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate.  You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report.  All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time.  Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason.  In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.       Business

The Company

MogulREIT I, LLC is a Delaware limited liability company formed on March 2, 2016 to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets. The use of the terms “MogulREIT I”, the “Company”, “we”, “us”, or “our” in this annual report refer to MogulREIT I, LLC, unless the context indicates otherwise.

We are externally managed by RM Adviser, LLC, (our “Manager”) which is an affiliate of our sponsor, RM Sponsor, LLC (our “Sponsor”). Our Manager and our Sponsor are each wholly owned subsidiaries of Realty Mogul, Co. Our Manager manages our day-to-day operations. A team of real estate professionals, acting on our behalf through our Manager, will make all decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations set forth in our operating agreement. Our Manager will also provide asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our capital.

We currently, are offering up to $50,000,000 in our common shares, including any shares that may be sold pursuant to our distribution reinvestment plan, which represent limited liability company interests in our Company (the “Offering”). See Item 2  “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” for more information concerning the current status of the Offering.

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ending December 31, 2016. As of December 31, 2016, our portfolio was comprised of a  $3,915,000 mezzanine loan. In addition, as of December 31, 2016, we had acquired $1,883,816 of equity in other real estate holding entities that, in the opinion of our Manager, meets our investment objectives. We plan to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide an attractive and stable return to our investors. We may make our investments through the acquisition of individual assets or by acquiring portfolios of assets, mortgage REITs or companies with investment objectives similar to ours.

We expect to offer common shares in the Offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time. Through September 30, 2017, the per share purchase price for our common shares will be $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price will be adjusted each fiscal quarter, and will equal the net asset value per share (“NAV per share”) calculated as of the close of business on the last day of the preceding fiscal quarter. Although we do not intend for our common shares to trade on a stock exchange or other trading market, we have adopted a share repurchase program designed to provide our shareholders with limited liquidity on a quarterly basis for their investment in our shares.

Investment Strategy

Our investment strategy involves investing in assets with varying levels of risk; based in part on where such investments fall in the “capital stack” of real estate transactions.

We intend to use substantially all of the proceeds of this offering to invest in and manage a diversified portfolio of commercial real estate investments, including loans and equity in commercial real estate ventures.  We intend to hold: (1) at least 55% of the total value of our assets in commercial mortgage-related instruments that are closely tied to one or more underlying commercial real estate projects, such as senior mortgage loans, subordinated mortgage loans, mezzanine debt and participations (also referred to as B-Notes) that meet certain criteria outlined by the staff of the SEC; and (2) at least 80% of the total value of our assets in the types of assets described above, plus in “real estate-related assets” that are related to one or more underlying commercial real estate projects.  These real estate-related assets may include assets, such as equity or preferred equity interests in companies whose primary business is to own and operate one or more specified commercial real estate projects, and debt securities whose payments are tied to a pool of commercial real estate projects (such as commercial mortgage-backed securities (“CMBS”),  collateralized debt obligations and REIT senior unsecured debt), interests in publicly traded REITs, and other commercial real estate-related assets.

We will seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions.  Our focus on investing in debt instruments will emphasize the payment of current returns to investors and preservation of invested capital.  We also intend to diversify our portfolio by investing in equity instruments (up to 45% of the total value of our assets), primarily in real estate-related companies as described above, subject to certain limitations related to our qualification as a REIT and to maintaining our exclusion under the Investment Company Act.  Our focus on investing in equity instruments will be to seek investments that will produce returns to investors through rental income and capital appreciation.  The investment objective for the Company is to achieve attractive, risk-adjusted returns that exceed alternative real estate investment offerings.

Our Manager, through its affiliates, intends to structure, underwrite and originate many of the investments that we make as we believe that this provides for the best opportunity to control our borrower and partner relationships and optimize the terms of our investments.  Our affiliates’ underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at Realty Mogul, Co., will involve comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk.  We feel the current and future market environment provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

Investment Objectives

Our primary investment objectives are:

•	to pay attractive and consistent cash distributions; and

•	to preserve, protect, increase and return your capital contribution.

We will also seek to realize growth in the value of our investments by timing their sale to maximize value.

Competition

There are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us.  Competitive variables include market presence and visibility, size of investments offered and underwriting standards.  To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be negatively impacted.  Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition.  Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular dated January 12, 2017, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”), which may be accessed here and may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.       Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

MogulREIT I, LLC is a Delaware limited liability company formed to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets. We are externally managed by our Manager, which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of our Sponsor. Both our Manager and our Sponsor are wholly-owned subsidiaries of Realty Mogul, Co. Our affiliate, RM Technologies, LLC operates an online investment platform, www.realtymogul.com. Our shares are being offered in the Offering exclusively through this platform. We commenced operations on August 15, 2016, upon receiving qualification of the Offering from the SEC.

Pursuant to the Offering, we are offering and will continue to offer up to $50,000,000 in our common shares, including any shares that may be sold pursuant to our distribution reinvestment plan. As of April 11, 2017, we had raised total gross offering proceeds of approximately $10.15 million from settled subscriptions and issued an aggregate of 1,014,630 common shares, with additional subscriptions for an aggregate of 46,668 common shares, representing additional potential gross offering proceeds of approximately $0.47 million, that have been accepted by us but not settled. Assuming the settlement for all subscriptions received, as of April 11, 2017, 3,939,702 of our common shares remained available for sale to the public pursuant to the Offering. We intend to use substantially all of the net proceeds from the Offering (after paying or reimbursing organization and offering expenses) to invest in and manage a diverse portfolio of commercial real estate investments, including loans and equity in commercial real estate ventures and other real estate-related assets.

Our Investments

In 2016, we entered into the following investments. See the section entitled “Recent Developments” below for a description of investments we have made since December 31, 2016.

Orange County Mezzanine Financing- Garden Grove, CA

On August 19, 2016, we acquired a $3,915,000 mezzanine loan  (the “Orange County Mezzanine Loan”) related to a self-storage conversion project in Garden Grove, CA. The borrower is a special purpose entity formed by the sponsor and its affiliates for the purpose of this transaction. We acquired the Orange County Mezzanine Loan from Realty Mogul, Co. for a purchase price of $3,937,729, which represents the $3,915,000 investment plus $22,729 of accrued but unpaid interest through August 19, 2016. The acquisition was partially financed with investor funds with the remainder as a loan from Realty Mogul, Co. See “─  Recent Developments ─ Borrowings” below for additional information regarding this loan from Realty Mogul, Co. The borrower is expected to use the proceeds from the Orange County Mezzanine Loan  to perform extensive improvements and convert the property from an industrial one into an 896-unit self-storage facility. The sponsor of the transaction is expected to sell the property after the conversion and has signed a non-binding letter of intent with a third party self-storage REIT to purchase the property. The Orange County Mezzanine Loan bears a fixed interest rate of 11% through July 2018 and a 12.5% fixed interest rate for the remaining 60 months.

See the section entitled “Recent Developments” below for an update on this investment.

Synchrony Preferred Equity

On August 19, 2016, we acquired a $2,000,000 preferred equity investment (the “Synchrony Investment”) from Realty Mogul, Co. for a purchase price of $1,964,085, which represents the $2,000,000 investment less $45,896 of principal payments previously received by Realty Mogul, Co. plus $9,981 of accrued but unpaid interest through August 19, 2016. The acquisition was partially financed with investor funds with the remainder as a loan from Realty Mogul, Co. See “─  Recent Developments ─ Borrowings” below for additional information regarding this loan from Realty Mogul, Co. The Synchrony Investment relates to an acquisition of a 150,000 square-foot single-tenant occupied office property in May 2016. The Synchrony Investment is expected to be repaid in full by December 2021, before the 10-year lease with the single tenant occupying the property expires. The Synchrony Investment has an annualized 10% fixed interest rate and is fully amortizing over 5.5 years (the amortization began in May 2016).

Sources of Operating Revenue and Cash Flow

Our revenue is generated from interest income on our investments, which we receive monthly in arrears.

Profitability and Performance Metrics

We calculate funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) to evaluate the profitability and performance of our business. See “─  Non-GAAP Financial Measures” below for a description of these metrics. Our investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments we have made to date have been in domestic commercial real estate assets with similar economic characteristics, and we evaluate the performance of all of our investments using similar criteria.

Market Outlook and Recent Trends

We believe that the near and intermediate-term market for investment in commercial real estate loans, commercial real estate-related debt securities, commercial real estate-related equity securities, and other real estate-related assets remains compelling from a risk-return perspective.  Given the prospect for moderate growth for the economy, we favor a strategy that targets senior and mezzanine debt to maximize current income, with significant subordinate capital and downside structural protections, and equity securities to share the upside of asset appreciation with our shareholders.  Our flexible approach to investing in any U.S. geography and in any of the major commercial real estate property types, including apartment buildings, self-storage facilities, retail centers and office buildings, enables us to quickly take advantage of opportunities created by market changes.  We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to invest in assets with attractive returns and strong structural features.

We believe that there are many factors that will impact commercial real estate in 2017 and are in line with our investment strategy, among these are: global macro-economic factors, solid performance of private real estate funds, constrained supply growth and reduction of financing options.

Events in 2016 that will have an impact on commercial real estate are the Brexit vote in the United Kingdom, which has added uncertainties that will not be fully resolved in the near term and volatility in global growth forecasts.  For U.S. markets the impact is likely to be positive as U.S. assets become more attractive and valuable to global investors. The International Monetary Fund (“IMF”) predicts higher economic growth in the world as emerging markets find their footing and commodities continue their recovery. Stronger global growth is expected to provide more real estate inflows into the U.S. market as the U.S. remains one of the most attractive commercial real estate markets.

According to the “Prequin Investor Outlook: Alternative Assets, H1 2017”, in the three-year period ended June 2016, private real estate funds generated an annualized 14.9%, one of the highest returns of any private capital asset class.

In a survey of investor views of macroeconomic factors that had the biggest impact on real estate portfolios in 2016 versus predictions for 2017, changes in sentiment were noted, particularly the impact of low interest rates.

Fig. 1: Investor Views on the Macroeconomic Factors that Had the Biggest Impact on Their Real Estate Portfolios in 2016 vs. Predictions for 2017
Low Interest Rates
Central Bank Intervention
Currency Market Volatility
Geopolitical Landscape
Stock Market Volatility
Brexit Vote
Slowdown in China's Economy
0%
10%
20%
30%
40%
50%
60%
70%
80%
Proportion of Respondents
2016
2017
Source: Preqin

We expect that asset pricing will impact our ability to find attractive opportunities.  Further, as markets have continued to recover, demand for lower-risk strategies has increased, which is consistent with our investment strategy.  According to Prequin, an increased number of investors are moving into lower risk strategies of core and debt investments as value-added opportunities diminish and opportunistic investments fill the gap.  See Figure 2.

Additions to supply are expected to remain limited across asset classes, with only modest supply growth in a few sectors with multifamily now slowing.  Construction funding has been limited, particularly for the hotel and hospitality sector coming out of the last recession, and the current lending environment is showing tightening as bank reserve requirements from Basel III and CMBS risk retention requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act are now effective.  According to Deloitte, “CloserLook | 2017 Commercial Real Estate Outlook”, credit

availability may be a concern. Accordingly, alternative sources of financing, such as mezzanine debt, preferred equity and other investment vehicles contained in our investment strategy will allow investors to continue to leverage the positive commercial real estate market fundamentals. Market volatility has sharply reduced CMBS offerings as well.  Private debt funds are emerging as an alternative to traditional commercial lenders. Of all the property sectors, only multifamily can be said to be near long-term new supply highs, although office is seeing some marginal supply additions in a few markets for the first time in years. Medical office supply remains at a fraction of its long-term levels.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgement in the application of accounting policies, including making estimates and assumptions. Such judgements are based on our management’s experience,  our historical experience, the experience of our Manager’s affiliates, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results.  Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain.  These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  With different estimates or assumptions, materially different amounts could be reported in our financial statements.  Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and the ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our debt-related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an impairment exists. A debt-related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan reserve, if deemed appropriate, which approximates fair value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of December 31, 2016, none of our debt-related investments were considered impaired, and no impairment charges were recorded in the financial statements. We had invested in two debt-related investments as of the date of the financial statements. The following table describes our debt related investment activity for the period August 15, 2016 (inception) through December 31, 2016:

As of December 31, 2016
Investments in Debt:	(amounts in thousands)
Balance at beginning of period	$-
Investments (1)	5,869
Principal repayments	(70)
Amortization of deferred fees, costs and discounts/premiums	-
Balance as of December 31, 2016	$5,799

(1)	Investments include one mezzanine loan and one preferred equity investment with a contractually required maturity date. The mezzanine debt is $3,915, and the preferred equity is $1,884.

Variable Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassesses the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

As of December 31, 2016, we did not hold any investments in entities which are considered to be VIEs.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities.  ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition.  We have decided not to make this election.

Revenue Recognition

We will recognize interest income from our real estate debt and debt-related investments on an accrual basis over the life of the investment. We will recognize fees, discounts, premiums, anticipated exit fees and direct cost over the term of the loan.

Credit Losses, Impairment and Allowance for Doubtful Accounts

We will establish allowances for real estate debt or debt-like investment losses based upon a periodic review of the loan investments. Income recognition will generally be suspended for the investments at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition will be resumed when the suspended investment becomes contractually current and performance is demonstrated to be resumed. In performing this review, management will consider the estimated net recoverable value of the investment as well as other factors, including the fair market value of any collateral, the amount and the status of any senior debt, the prospects for the borrower and the economic situation of the region where the borrower does business. Because this determination will be based upon projections of future economic events, which are inherently subjective, the amounts ultimately realized from the investments may differ materially from the carrying value at the balance sheet date. As of December 31, 2016, we did not have any credit losses or impaired debt or debt-like investments.

Results of Operations

On August 12, 2016, our Offering was qualified by the SEC and we commenced material operations thereafter. Our financial statements are presented for the period from March 2, 2016 (inception) through December 31, 2016; this period resulting in approximately $79,000 of net income which was primarily attributable to interest income less general and administrative expenses over the operating period.

Interest Income

For the period March 2, 2016 (inception) through December 31, 2016, we earned interest income of approximately $230,000.

General and Administrative Expenses

For the period March 2, 2016 (inception) through December 31, 2016, we incurred general and administrative expenses of approximately $139,000, which includes professional fees, marketing expenses, organizational costs and other costs associated with running our business.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations and borrowings under credit facilities.

We are dependent upon the net proceeds from our Offering to conduct our operations. We currently obtain the capital required to primarily invest in and manage a diversified portfolio of commercial real estate investments and conduct our operations from the proceeds of our Offering and from any undistributed funds from our operations. As of December

31, 2016, we had made two investments for $5.8 million and had $250,000 in cash. We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments as of December 31, 2016 as well as our operational cost.

If we are unable to fully raise $50 million from the sale of our common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We expect to selectively employ leverage to enhance total returns to our shareholders. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is up to 70% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets with respect to first position mortgages only. Based on our expected asset mix, this could result in portfolio-wide leverage of 0-25% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our total assets. During the period when we are acquiring our initial portfolio, portfolio-wide leverage may be higher. As of December 31, 2016, we had no outstanding borrowings other than those owed to related parties.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments include payments for reimbursement of certain organization and offering expenses. We expect aggregate organization and offering expenses to be approximately $1.5 million or, if we raise the maximum offering amount, approximately 3% of gross offering proceeds. If the Offering is not successfully completed, we will not be obligated to pay the remaining offering and organizational costs owed to our Manager. Borrowers and real estate sponsors may make payments to our Sponsor or its affiliates in connection with the selection and origination or purchase of investments. We will pay the Manager a quarterly asset management fee of one-fourth of 1.00%, which, until September 30, 2017, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our net asset value (“NAV”) at the end of each prior quarter.

Cash Flow

The following presents our cash flows for the period March 2, 2016 (inception) through December 31, 2016 (in thousands):

For the Period March 2, 2016 (inception) through December 31, 2016
Operating activities:	$161
Investing activities:	(5,799)
Financing activities:	5,888
Net increase in cash and cash equivalents	250
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$250

Net cash flow used by operating activities was approximately $219,000 related to interest income generated from our new investments, offset by general and administrative expenses.

Net cash used in investing activities was approximately $5.8 million related to the acquisition of our two new investments.

Net cash provided by financing activities was approximately $5.9 million related to new proceeds from the issuance of common shares pursuant to the Offering and approximately $1.7 million in proceeds, net of repayments from our Manager as a related party loan.

Off-Balance Sheet Arrangements

As of December 31, 2016, we had no off-balance sheet arrangements.

Related Party Arrangements

For further details, please see “Note 6 ─  Related Party Arrangements” in Item 7 “Financial Statements” below.

Recent Developments

Offering Proceeds

As of April 11, 2017, we had raised total gross offering proceeds of approximately $10.15 million from settled subscriptions and had issued an aggregate of 1,014,630 common shares, with additional subscriptions for an aggregate of 46,668 common shares, representing additional potential gross offering proceeds of approximately $0.47 million, that have been accepted by us but not settled. Assuming the settlement for all subscriptions received as of April 11, 2017, 3,938,702 of our common shares remained available for sale to the public pursuant to the Offering.

Distributions

On January 4, 2017, our Manager authorized a  cash distribution of $0.0667 per common share (which equates to 8% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record on January 31, 2017. The distribution was scheduled to be paid on or about February 17, 2017. The aggregate amount of cash distributed related to the distribution period was $39,978, and we began processing distributions on February 13, 2017.

On February 2, 2017, our Manager authorized a cash distribution of $0.0667 per common share (which equates to 8% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record on February 28, 2017. The distribution was scheduled to be paid on or about March 15, 2017. The aggregate amount of cash distributed related to the distribution period was $52,647, and we began processing distributions on March 14, 2017.

On March 7, 2017, our Manager authorized a cash distribution of $0.0667 per common share (which equates to 8% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record on March 31, 2017. The distributions are scheduled to be paid on or about April 14, 2017.

On March 31, 2017, our Manager authorized a cash distribution of $0.0667 per common share (which equates to 8% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record on April 30, 2017. The distributions are scheduled to be paid out on or about May 15, 2017.

New Investments

From December 31, 2016 to April 12, 2017, we have made additional investments in the amount of approximately  $9 million. Including the investments reported on our balance sheet as of December 31, 2016, we have now invested in a total of $14.9 million of commercial real estate assets. The economic terms of recent investments are similar to those investments that had been made as of December 31, 2016.

Acquisition of Animas Preferred Equity

On January 11, 2017, we acquired a $1,460,525 preferred equity investment in connection with an acquisition of the Animas Building, a 111,451 square foot office/warehouse/production property in West Chester, Pennsylvania.  We acquired the preferred equity from Realty Mogul, Co. for a purchase price of $1,450,128, which represents the $1,460,525 investment less $24,615 of principal payments previously received by Realty Mogul, Co. plus $14,218 of accrued but unpaid interest through January 11, 2017.

Highland Place Mezzanine Financing — Centennial, CO

On March 22, 2017, we acquired a $2,300,000 mezzanine financing (“Mezzanine Debt”) related to the refinancing of a 138,771 square foot three-story office building. The borrower is a special purpose entity wholly owned by the operator and its affiliates for the purpose of this transaction. The refinance enabled the operator to pay off the existing senior loan, repay a portion of the initial equity contribution and secure financing for tenant improvements and capital expenditures related to the largest tenant’s recent expansion and lease extension. The senior loan includes $1,600,000 of reserve dollars for tenant improvements and capital expenditures. After this refinance, the capital structure is made up of (i) $3,200,000 in equity, (ii) $18,000,000 in senior debt and (iii) $2,300,000 in mezzanine finance (held by us).

We acquired the Mezzanine Debt from Realty Mogul, Co. for a purchase price of $2,308,305.56, which represents the $2,300,000 principal amount plus $8,305.56 of accrued but unpaid interest through the purchase date. The acquisition funded with a loan entirely from Realty Mogul, Co. The interest rate on the loan is prime (4% as of the date of this filing) and has a maturity date of February 17, 2022 at which time the principal and all interest owed will become due and payable

Parkway Plaza Mezzanine Financing — San Antonio, TX

On February 17, 2017, we acquired a $3,400,000 mezzanine financing (“Mezzanine Debt”) related to the refinancing of a 189,388 square foot five building office portfolio located in San Antonio, TX. The borrower is a special purpose entity wholly owned by the operator and its affiliates for the purpose of this transaction. The refinance enabled the operator to pay off the existing senior loan, buy out an equity partner and secure additional financing for tenant improvements and leasing commission costs associated with recently signed leases. The senior loan includes $1,000,000 of reserve dollars for future leasing costs. After this refinance, the capital structure is made up of (i) $4,800,000 in equity, (ii) $26,585,000 in senior debt and (iii) $3,400,000 in mezzanine financing (held by us).

We acquired the Mezzanine Debt from Realty Mogul, Co. for a purchase price of $3,407,552, which represents the $3,400,000 principal amount plus $7,552 of accrued but unpaid interest through the purchase date. The acquisition funded with a loan entirely from Realty Mogul, Co. The interest rate on the loan is prime (3.75% as of the date of this filing) and has a maturity date of February 17, 2022 at which time the principal and all interest owed will become due and payable.

Hanford Center Bridge Financing — Hanford, CA

On March 31, 2017, we acquired a $1,900,000 bridge loan (“Bridge Loan”) to facilitate the refinancing of an 83.8% occupied 29,381 square foot retail building that is within a shopping center that is anchored by Big Lots and a regional grocery store. The borrower has previously raised capital on the Realty Mogul platform and successfully executed the intended business plan while timely paying off investors. The refinance allowed the borrower to pay off the existing senior loan, secure dollars for tenant improvements and capital improvements to the common areas, as well as to fund an interest reserve that will cover the period until the expiration of the largest tenant’s free rent period. The borrower will be retaining approximately $600,000 of cash equity in the deal.  After this refinance, the capital structure is made up of (i) $600,000 in sponsor equity, and (ii) $1,900,000 in bridge debt (held by us).

We acquired the Mezzanine Debt from a related party, Realty Mogul Commercial Capital, Co. (“RMCC”), for a purchase price of $1,900,000, which represents the principal amount. RMCC sold the investment on the same day it closed and therefore there was no accrued but unpaid interest as of the purchase date.

Completed Investments

On March 29, 2017, the borrower for the mezzanine loan (the “Garden Grove Loan”) related to the self-storage conversion project in Garden Grove, California paid the loan balance in full in the amount of $3,915,000, plus $137,569 in interest. The interest payment included accrued interest through March 29, 2017 and a prepayment premium of $116,036 for the period from March 28, 2017 through July 4, 2017.  As contemplated in the business plan, the borrower successfully converted the industrial building into a self-storage facility and sold the asset, using a portion of the sale proceeds to pay the mezzanine loan in full.  All interest payments and yield maintenance were paid in full during the investment period, amounting to an 11% annualized interest rate.  This interest-only loan did not include any loan amortization.

Borrowings

On August 15, 2016, we entered into an unsecured promissory note for approximately $5.9 million with Realty Mogul, Co.  The proceeds from the loan were used to purchase the Company’s first two assets. During 2016, we used proceeds from the issuance of common stock to repay approximately $4.2 million to Realty Mogul, Co. The promissory note matures on August 19, 2021 and carries an annualized interest rate of 0.71%. As of December 31, 2016, approximately $1.7 million was outstanding on the loan.

Non-GAAP Financial Measures

Our Manager believes that funds from operations, or FFO, and adjusted funds from operations, or AFFO, each of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of our company in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.

We calculate AFFO by subtracting from (or adding to) FFO:

•	the amortization or accrual of various deferred costs; and

•	an adjustment to reverse the effects of unrealized gains/(losses).

Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. Our management utilizes FFO and AFFO as measures of our operating performance, and believes they are also useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses. Additionally, FFO and AFFO serve as measures of our operating performance because they facilitate evaluation of our company without the effects of selected items required in accordance with GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and AFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs.

Neither FFO nor AFFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and AFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor AFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited AFFO calculation for the period from March 2, 2016 (Inception) through December 31, 2016, is as follows (amounts in thousands):

Adjusted funds from operations:
Net income in accordance with GAAP	$27
Adjustment for gains or losses on sale	-
Adjustment for extraordinary items, results of discontinued operations and cumulative effects of accounting changes	-
Depreciation of real estate	-
Other amortization	-
Other adjustments to reconcile GAAP to FFO	-
Funds from operations ("FFO")	27
Amortization or accrual of deferred costs	-
Unrealized gains and losses	-
Adjusted funds from operations ("AFFO")	$27

Item 3.       Directors and Officers

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day operations and implementing our investment strategy. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth under the heading “Investment Objectives and Strategy” contained in the Offering Circular, which may be accessed here, unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Jilliene Helman	30	Chief Executive Officer
Justin Hughes	34	Chief Technology Officer
Elizabeth Braman	42	Chief Production Officer
Karen Fleck	33	Chief Financial Officer
Megan Goodfellow	57	Chief Credit Officer

Jilliene Helman has served as Chief Executive Officer of our Manager since inception.  Since May 2012, Ms. Helman has served as the Chief Executive Officer and a director of Realty Mogul, Co., where she is responsible for Realty Mogul, Co.’s strategic direction and operations.  In this capacity, she has approved over $200 million of investments with property values worth over $800 million.  From July 2008 to September 2012, Ms. Helman served in a variety of capacities at Union Bank, including as a Management Training Associate; an Assistant Vice President, Sales Development Manager; and Vice President, Corporate Risk Management.  Ms. Helman held these positions across the wealth management, finance and risk management departments of Union Bank.  Ms. Helman is a Certified Wealth Strategist and holds Series 7, Series 63 and Series 24 licenses.  Ms. Helman has a Bachelor of Science in Business Administration degree from Georgetown University.

Justin Hughes has served as Chief Technology Officer of our Manager since inception.    Since May 2012, Mr. Hughes has served as the Chief Technology Officer and a director of Realty Mogul, Co.  From September 2007 to May 2012, Mr. Hughes was an independent contractor supporting his clients with web application development, digital marketing and other IT-related services.  Mr. Hughes is a licensed real estate professional in California.  Mr. Hughes holds Series 7, Series 63 and Series 24 licenses.  Mr. Hughes has a Bachelor of Science degree from the University of California, Berkeley.

Elizabeth Braman has served as Chief Production Officer of our Manager since inception.    Since May 2014, Ms. Braman has served as the Chief Production Officer of Realty Mogul, Co., where she is responsible for procuring new products and bringing new equity and debt investment opportunities to the Realty Mogul Platform.  From November 2012 to May 2014, Ms. Braman served as Chief Production Officer at ReadyCap Commercial, a provider of small-balance commercial real estate financing backed by Waterfall Asset Management, a firm with $5.4 billion in assets under management, where she headed originations.  From May 2011 to October 2012, Ms. Braman served as a Senior Vice President, Commercial Lending at Skyline Financial Corp., a mortgage banking and brokerage firm.  Ms. Braman is a Certified Commercial Investment Member (CCIM) and a licensed attorney.  Ms. Braman has more than 15 years of experience in commercial real estate.  Ms. Braman has a Bachelor of Arts degree from American University and a Master of Business Administration and a Juris Doctor degree from George Washington University.

Karen Fleck has served as Chief Financial Officer of our Manager since inception.  Since January 2017, Ms. Fleck has served as the Chief Operating Officer of Realty Mogul, Co. From May 2016 to January 2017, Ms. Fleck served as the Senior Vice President of Realty Mogul, Co.  From March 2015 through May 2016, Ms. Fleck was the Controller of Realty Mogul, Co.  From March 2011 to March 2015, Ms. Fleck served as the Chief Financial Officer of American Assets Investment Management, LLC and American Assets Capital Advisers, LLC, which are both Registered Investment Advisors, and American Assets, Inc., an investment holding company. At these companies, she was responsible for financial management and accounting.  Prior to joining American Assets, Inc., Ms. Fleck served as a supervisor at RSM US LLP where she worked for a wide range of audit clients, including public company clients registered with the SEC, and oversaw many complex areas of GAAP accounting.  Ms. Fleck is a Certified Public Accountant.  Ms. Fleck has a Bachelor of Science degree and a Master of Science in Accounting degree from the University of Connecticut.

Megan Goodfellow has served as Chief Credit Officer of our Manager since inception.  Since January 2015, Ms. Goodfellow has served as the Chief Credit Officer of Realty Mogul, Co.  Ms. Goodfellow has worked in institutional finance for over three decades.  From June 2007 to January 2015, Ms. Goodfellow served as the Director of Affordable Housing Special Asset Management at Centerline Capital Group, a provider of real estate mortgage services that was acquired by The Hunt Companies in December 2015, where she was responsible for overseeing more than 50 properties and the restructuring of troubled assets.  Ms. Goodfellow served as the Chief Underwriter and Credit Officer of the CMBS group of JP Morgan Chase from May 1998 to January 2006, where she oversaw five regional offices and 30 underwriters responsible for the underwriting and closing of conduit and balance sheet loans.  Earlier in her career, Ms. Goodfellow worked in the investment group for American General Corporation, holding various positions involving real estate and mortgage portfolios, and for Fidelity Investments, where she focused on real estate development and investments.  Ms. Goodfellow is a Chartered Financial Analyst (CFA).  Ms. Goodfellow has a Bachelor of Arts degree from St. Bonaventure University and a Masters of Business Administration degree from the University of Houston.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.  As described above, certain of the executive officers of Realty Mogul, Co. also serve as executive officers of our Manager.  Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our Manager, from Realty Mogul, Co.  As executive officers of our Manager, these individuals will manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives.  Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our Manager, we do not intend to pay any compensation directly to these individuals.

Item 4.       Security Ownership of Management and Certain Securityholders

The following table sets forth the beneficial ownership of our common shares as of April 12, 2017, for each person or group that holds more than 5% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group.  To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 10780 Santa Monica Blvd., Suite 140, Los Angeles, CA 90025.

Number of
Shares
	Beneficially	Percent of All
Name of Beneficial Owner(1)	Owned	Shares
RM Sponsor, LLC (2)	250	*
Jilliene Helman	—	—
Justin Hughes	—	—
Elizabeth Braman	—	—
Karen Fleck	—	—
Megan Goodfellow	—	—
All executive officers of our Manager as a group (6 persons)	250	*

*Less than 1%.

(1)

Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)

All voting and investment decisions with respect to our common shares that are held by RM Sponsor, LLC are controlled by the manager of RM Sponsor, LLC. The manager of RM Sponsor, LLC is Jilliene Helman.

Item 5.      Interest of Management and Others in Certain Transactions

For information responsive to this Item, please see “Note 6 ─  Related Party Arrangements” in Item 7 “Financial Statements” below.

Item 6.      Other Information

None.

Item 7. Financial Statements

MogulREIT I, LLC

Independent Auditor's Report

To the Members
MogulREIT I, LLC

We have audited the accompanying financial statements of MogulREIT I, LLC, which comprise the balance sheet as of December 31, 2016, and the related statements of income, members' equity and cash flows for the period March 2, 2016 (Inception) through December 31, 2016, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MogulREIT I, LLC as of December 31, 2016, and the results of its operations and its cash flows for the period from March 2, 2016 (Inception) through December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

/s/ CohnReznick LLP

Bethesda, Maryland

April 12, 2017

MogulREIT I, LLC

Balance Sheet

As of December 31, 2016

(Amounts in thousands, except share and per share data)

As of December 31, 2016
ASSETS
Cash and cash equivalents	$250
Shareholder funds receivable	380
Real estate debt investments	5,799
Deferred offering costs, net of accumulated amortization of $53	519
Interest receivable	58
Total Assets	$7,006

LIABILITIES AND MEMBERS' EQUITY
Liabilities:
Accounts payable and accrued expenses	$116
Deferred offering costs payable	572
Loans payable- related party	1,707
Accrued interest on related party loan	11
Dividends payable	31
Asset management fee payable	13
Total Liabilities	2,450

Members' Equity
Common Shares, $10 per share; unlimited shares authorized; 461,721 shares issued and outstanding, net of offering costs	4,564
Accumulated deficit	(8)
Total Members' Equity	4,556

Total Liabilities and Members' Equity	$7,006

'The accompanying notes are an integral part of these financial statements.

MogulREIT I, LLC

Statement of Income

For the Period March 2, 2016 (Inception) through December 31, 2016

(Amounts in thousands)

For the Period March 2, 2016 (inception) through December 31, 2016
Interest Income
Interest and preferred return income	$229
Interest expense	(11)
Net interest and preferred return income	218

Expenses
Asset management fees	13
General and administrative expenses	126
Total expenses	139

Net income	$79

The accompanying notes are an integral part of these financial statements.

MogulREIT I, LLC

Statement of Members’ Equity

For the Period March 2, 2016 (Inception) through December 31, 2016

(Amounts in thousands, except share data)

				Total Company's
	Common Shares			Shareholders'
	Shares	Amount	Accumulated Deficit	Equity
March 2, 2016 (Inception)
Proceeds from issuance of common shares	457,921	$4,237	$-	$4,237
Shareholder funds receivable	3,800	380		380
Amortization of deferred offering costs	-	(53)	-	(53)
Distributions declared on common shares	-	-	(87)	(87)
Net income	-	-	79	79
Balance as of December 31, 2016	461,721	$4,564	$(8)	$4,556

The accompanying notes are an integral part of these financial statements.

MogulREIT I, LLC

Statement of Cash Flows

For the Period March 2, 2016 (Inception) through December 31, 2016

(Amounts in thousands)

For the Period March 2, 2016 (inception) through December 31, 2016
OPERATING ACTIVITIES:
Net income	$79
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	-
Net increase in interest receivable	(58)
Net increase in accounts payable and accrued expenses	127
Net increase in asset management fee payable	13
Net cash provided by operating activities	161
INVESTING ACTIVITIES:
Investment in debt related investments	(5,799)
Net cash used in investing activities	(5,799)
FINANCING ACTIVITIES:
Proceeds from the issuance of common shares	4,237
Payment of cash dividends	(56)
Proceeds from the issuance of debt	5,902
Repayment of debt	(4,195)
Net cash provided by financing activities	5,888

Net increase in cash and cash equivalents	250
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$250

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Shareholder funds receivable	$(380)
Dividends declared but not paid	$31
Deferred offering costs payable	$572

The accompanying notes are an integral part of these financial statements.

MogulREIT I, LLC

Notes to the Financial Statements

December 31, 2016

Note 1 - Formation and Organization

MogulREIT I, LLC is a Delaware limited liability company formed on March 2, 2016 to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets. The use of the terms “MogulREIT I”, the “Company”, “we”, “us”, or “our” in this annual report refer to MogulREIT I, LLC, unless the context indicates otherwise.

The Company is externally managed by RM Adviser, LLC (“Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager is an investment adviser registered with the Securities and Exchange Commission (“SEC”).

The Company’s investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes as of the period ended December 31, 2016. We hold substantially all of our assets directly, and as of the date of these financial statements have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary.

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $50 million in common shares, the purchase price for all shares was $10.00 per share as of December 31, 2016. The Offering was declared to be qualified by the SEC on August 12, 2016. As of December 31, 2016, the Company has issued 461,721 shares, including shares from our Sponsor, in an amount of 250 common shares for an aggregate purchase price of $2,500. The Manager has the authority to issue an unlimited number of common shares.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheet, statement of income,  statement of members’ equity, statement of cash flows and related notes to the financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company has adopted a calendar year basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Shareholder Funds Receivable

Shareholder funds receivable consists of shares that have been issued with subscriptions that have not yet settled. As of December 31, 2016, there was approximately $380,400 in subscriptions that had not settled. All of these funds settled subsequent to year end. Shareholder funds receivable are carried at cost which approximates fair value.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to members’ deficit. The deferred offering costs will be charged against the gross proceeds of the Offering when received or written off in the event that the Offering is not successfully completed.  The Manager and/or affiliates will be reimbursed for organization and offering expenses incurred in conjunction with the offering subject to achieving a minimum capital raise of $1,000,000. The Company is not required to reimburse any organizational and offering costs before December 31, 2017.

As of December 31, 2016, the Manager has incurred offering costs of approximately $572,000 on behalf of the Company, including the full amount of legal fees of $250,000. As of December 31, 2016,  approximately $53,000 of offering costs had been amortized and were included in the statement of members’ equity.

Variable Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassesses the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

As of December 31, 2016, we did not hold any investments in entities which are considered to be VIEs.

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and the ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our debt related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an impairment exists. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan reserve, if deemed appropriate, which approximates fair value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of December 31, 2016, none of our debt related investments were considered impaired, and no impairment charges were recorded in the financial statements. We had invested in two debt related investments as of the date of the financial statements. The following table describes our debt related investment activity for the period August 15, 2016 (inception) through December 31, 2016:

As of December 31, 2016
Investments in Debt:	(amounts in thousands)
Balance at beginning of period	$-
Investments (1)	5,869
Principal repayments	(70)
Amortization of deferred fees, costs and discounts/premiums	-
Balance as of December 31, 2016	$5,799

(1)	Investments include one mezzanine loan and one preferred equity investment with a contractually required maturity date. The mezzanine debt is $3,915, and the preferred equity is $1,884.

Income Taxes

The Company intends to operate and be taxed as a REIT for federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its shareholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of December 31, 2016.

As of December 31, 2016, $87,484 in distributions have been made to shareholders, which were classified for tax purposes as ordinary income. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our shareholders’ common shares. When we begin to make distributions to our shareholders, we will report the taxability of such distributions in information returns that will be provided to our shareholders and filed with the Internal Revenue Service in the year following such distributions. This information will be provided annually beginning in the first year that distributions occur.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, or origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on mezzanine loans classified as held to maturity and investments in preferred equity that are accounted for using the cost method if the terms of the equity investment includes terms that are similar to interest on a debt instrument. As of December 31, 2016, no amortization of premium, discount, or origination costs or fees has been recognized.

Note 3 – Investments in Real Estate Related Assets

The following table presents the Company’s investments in real estate assets, as of December 31, 2016. All of which were acquired during the reporting period (dollars in thousands):

Asset Type	Number	Principal Amount or Cost	Carrying Value	Average Investment Rate	Allocation by Investment Type
Mezzanine Loan	1	$3,915	$3,915	11.00%	67.51%
Preferred Equity	1	1,884	1,884	10.00%	32.49%
Balance as of December 31, 2016	2	$5,799	$5,799	10.68%	100.00%

The following table presents certain information about the Company’s investments in real estate related assets, as of December 31, 2016, by contractual maturity grouping (dollars in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Mezzanine Loan	1	$-	$-	$3,915	$-
Preferred Equity	1	326	1,558	-	-
Balance as of December 31, 2016	2	$326	$1,558	$3,915	-

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests described above. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2016, all investments are considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

Note 4 – Borrowings

On August 15, 2016, the Company entered into an unsecured promissory note for approximately $5.9 million with Realty Mogul, Co., an affiliate of the Manager. The proceeds from the loan were used to purchase the Company’s first two assets. During 2016, the Company used proceeds from the issuance of common stock to repay approximately $4.2 million to Realty Mogul, Co. The promissory note matures on August 19, 2021 and carries an annualized interest rate of 0.71%. As of December 31, 2016, approximately $1.7 million was outstanding on the loan.  From March 2, 2016 (inception) to December 31, 2016 approximately $11,000 was paid in interest expense to Realty Mogul, Co.

Note 5 – Related Party Arrangements

RM Adviser, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition and management of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.

As of December 31, 2016, the Company owed its Manager $572,223 in deferred offering costs. As of December 31, 2016, $52,842 of offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering.

As of December 31, 2016, the Company owed its Manager $73,386 for operating expenses that the Manager paid on the Company’s behalf. The majority of this amount is related to legal expenses and marketing expenses unrelated to the Offering. This amount is included under accounts payable and accrued expenses on the balance sheet.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 1.00%, which, until September 30, 2017, will be based on our net offering proceeds as of the end of each quarter and thereafter will be based on our NAV at the end of each prior quarter. During the period March 2, 2015 (inception) through December 31, 2016, $13,231 charged by the Manager and is included in accounts payable and accrued expenses on the balance sheet.

Realty Mogul, Co. and Realty Mogul Commercial Capital, Co.

The Company will pay either Realty Mogul, Co. or Realty Mogul Commercial Capital, Co, (either of which may be referred to as RM Originator) a servicing fee of 0.50% of the principal balance and accrued interest of each loan for the servicing and administration of certain loans held by the Company. Each RM Originator may decide to enter into a servicing agreement with an unaffiliated third party to service and administer the loans held by the Company, and will pay for any expenses incurred in connection with standard subservicing thereunder out of the servicing fee paid to it by the Company. In addition, an initial set-up fee for each loan will be paid to an RM Originator for each loan it services. During the period March 2, 2016 (inception) through December 31, 2016, approximately $7,500 was charged by the manager and is included in accounts payable and accrued expenses on the balance sheet.

The Company will also pay RM Originator a special servicing fee for any non-performing asset at an annualized rate of 1.00%, which will be based on the original value of such non-performing asset. The Manager will determine, in its sole discretion, whether an asset is non-performing. The payment of the special servicing fee shall be in addition to any third party special servicing expenses incurred by the Company, which may include special fees associated with recovery efforts by RM Originator. As of December 31, 2016, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

Realty Mogul, Co.

If the Company has insufficient funds to acquire all or a portion of a loan or other investment, then it may obtain a related party loan from an RM Originator or one of its affiliates on commercially reasonable terms.  Our LLC Agreement authorizes us to enter into related party loans.  Unsecured related party loans that, in the aggregate, do not exceed $20 million and do not carry an interest rate that exceeds the then current applicable prime rate with respect to such loans, can be entered into without the approval of an independent representative.  All other related party loans would require prior approval from an Independent Representative.  However, neither Realty Mogul, Co. nor its affiliates are obligated to make a related party loan to the Company at any time. See Note 5  ─ Borrowings.

RM Sponsor, LLC, Shareholder and Sponsor

RM Sponsor, LLC is a shareholder of the Company and holds 250 common shares as of December 31, 2016.

Executive Officers of our Manager

As of the date of these financial statements, the executive officers of the Company’s Manager and their positions and offices are as follows:

Name	Age	Position
Jilliene Helman	30	Chief Executive Officer
Justin Hughes	34	Chief Technology Officer
Elizabeth Braman	42	Chief Production Officer
Karen Fleck	33	Chief Financial Officer
Megan Goodfellow	57	Chief Credit Officer

Jilliene Helman has served as Chief Executive Officer of our Manager since its inception.

Justin Hughes has served as Chief Technology Officer of our Manager since its inception.

Elizabeth Braman has served as Chief Production Officer of our Manager since its inception.

Karen Fleck has served as Chief Financial Officer of our Manager since its inception.

Megan Goodfellow has served as Chief Credit Officer of our Manager since its inception.

Note 6 – Economic Dependency

Under various agreements, the Company has engaged or will engage RM Adviser, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon RM Adviser, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 7 – Commitments and Contingencies

Legal Proceedings

As of December 31, 2016, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Note 8 – Subsequent Events

New Investments

From December 31, 2016 to April 12, 2017, we have made additional investments in the amount of approximately  $9 million. Including the investments reported on our balance sheet as of December 31, 2016, we have now invested in a total of $14.9 million of commercial real estate assets. The economic terms of recent investments are similar to those investments that had been made as of December 31, 2016.

Acquisition of Animas Preferred Equity

On January 11, 2017, we acquired a $1,460,525 preferred equity investment in connection with an acquisition of the Animas Building, an office/warehouse/production property in West Chester, Pennsylvania.  We acquired the preferred equity from Realty Mogul, Co. for a purchase price of $1,450,128, which represents the $1,460,525 investment less $24,615 of principal payments previously received by Realty Mogul, Co. plus $14,218 of accrued but unpaid interest through January 11, 2017.

Highland Place Mezzanine Financing — Centennial, CO

On March 22, 2017, we acquired a $2,300,000 mezzanine financing (“Mezzanine Debt”) related to the refinancing of a three-story office building. The borrower is a special purpose entity wholly owned by the operator and its affiliates for the purpose of this transaction. The refinance enabled the operator to pay off the existing senior loan, repay a portion of the initial equity contribution and secure financing for tenant improvements and capital expenditures related to the largest tenant’s recent expansion and extension. The senior loan includes $1,600,000 of reserve dollars for tenant improvements and capital expenditures. After this refinance, the capital structure is made up of (i) $3,200,000 in equity, (ii) $18,000,000 in senior debt and (iii) $2,300,000 in mezzanine finance (held by us).

We acquired the Mezzanine Debt from Realty Mogul, Co. for a purchase price of $2,308,305.56, which represents the $2,300,000 principal amount plus $8,305.56 of accrued but unpaid interest through the purchase date. The acquisition funded with a loan from Realty Mogul, Co. The interest rate on the loan is prime (4% as of the date of this filing) and has a maturity date of February 17, 2022 at which time the principal and all interest owed will become due and payable

Parkway Plaza Mezzanine Financing — San Antonio, TX

On February 17, 2017, we acquired a $3,400,000 mezzanine financing (“Mezzanine Debt”) related to the refinancing of an office portfolio located in San Antonio, TX. The borrower is a special purpose entity wholly owned by the operator and its affiliates for the purpose of this transaction. The refinance enabled the operator to pay off the existing senior loan, buy out an equity partner and secure additional financing for tenant improvements and leasing commission costs associated with recently signed leases. The senior loan includes $1,000,000 of reserve dollars for future leasing costs. After this refinance, the capital structure is made up of (i) $4,800,000 in equity, (ii) $26,585,000 in senior debt and (iii) $3,400,000 in mezzanine financing (held by us).

We acquired the Mezzanine Debt from Realty Mogul, Co. for a purchase price of $3,407,552, which represents the $3,400,000 principal amount plus $7,552 of accrued but unpaid interest through the purchase date. The acquisition funded with a loan from Realty Mogul, Co. The interest rate on the loan is prime (3.75% as of the date of this filing) and has a maturity date of February 17, 2022 at which time the principal and all interest owed will become due and payable.

Hanford Center Bridge Financing — Hanford, CA

On March 31, 2017, we acquired a $1,900,000 bridge loan (“Bridge Loan”) to facilitate the refinancing of a retail building that is within a shopping center that is anchored by Big Lots and a regional grocery store. The borrower has previously raised capital on the Realty Mogul platform and successfully executed the intended business plan while timely paying off investors. The refinance allowed the borrower to pay off the existing senior loan, secure dollars for tenant improvements and capital improvements to the common areas, as well as to fund an interest reserve that will cover the period until the expiration of the largest tenant’s free rent period. The borrower will be retaining approximately $600,000 of cash equity in the deal.  After this refinance, the capital structure is made up of (i) $600,000 in sponsor equity, and (ii) $1,900,000 in bridge debt (held by us).

We acquired the Mezzanine Debt from Realty Mogul Commercial Capital, Co. (“RMCC”) for a purchase price of $1,900,000, which represents the principal amount. RMCC sold the investment on the same day it closed and therefore there was no accrued but unpaid interest as of the purchase date.

Completed Investments

On March 29, 2017, the borrower for the mezzanine loan (the “Garden Grove Loan”) related to the self-storage conversion project in Garden Grove, California paid the loan balance in full in the amount of $3,915,000, plus $137,569 in interest. The interest payment included accrued interest through March 29, 2017 and a prepayment premium of $116,036 for the period from March 28, 2017 through July 4, 2017.  As contemplated in the business plan, the borrower successfully converted the industrial building into a self-storage facility and sold the asset, using a portion of the sale proceeds to pay the mezzanine loan in full.  All interest payments and yield maintenance were paid in full during the investment period, amounting to an 11% annualized interest rate.  This interest-only loan did not include any loan amortization.

Offering Proceeds

As of April 11, 2017, we had raised total gross offering proceeds of approximately $10.15 million from settled subscriptions and had issued an aggregate of 1,014,630 common shares, with additional subscriptions for an aggregate of 46,668 common shares, representing additional potential gross offering proceeds of approximately $0.47 million, that have been accepted by us but not settled. Assuming the settlement for all subscriptions received as of April 11, 2017, 3,938,702 of our common shares remained available for sale to the public pursuant to the Offering.

Exhibits

PART III —EXHIBITS

Exhibit No.	Description
2.1	Amended and Restated Certificate of Formation (Incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
2.2	Form of Second Amended and Restated LLC Agreement (Incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)
4.1 4.2

Form of Subscription Package (Incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A POS, filed on December 22, 2016)

Distribution Reinvestment Plan (Incorporated by reference to Exhibit 4.2 to the Company’s Offering Statement on Form 1-A POS, filed on March 8, 2017).

6.1	Form of Loan Servicing Agreement between MogulREIT I, LLC and Realty Mogul, Co. (Incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.2

Form of Loan Servicing Agreement between MogulREIT I, LLC and Realty Mogul Commercial Capital, Co. (Incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)

6.3	Form of License Agreement between MogulREIT I, LLC and Realty Mogul, Co. (Incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.4	Form of Shared Services Agreement between RM Adviser, LLC and Realty Mogul, Co. (Incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.5

Form of Master Technology and Services Agreement between RM Technologies, LLC and RM Sponsor, LLC (Incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)

6.6

Form of Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and MogulREIT I, LLC (Incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)

6.7

Investment Sub-Management Agreement among Mogul REIT I, LLC and RM Adviser, LLC and American Assets Capital Advisers, LLC (Incorporated by reference to Exhibit 6.7 to the Company’s Offering Statement on Form 1-A/A, filed on August 12, 2016)

11.1*	Consent of CohnReznick LLP

Index to Exhibits

*     Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on April 12, 2017.

MogulREIT I, LLC

By:	RM Adviser, LLC, its Manager

	By:	/s/ Jilliene Helman
Name: Jilliene Helman
Title: Chief Executive Officer

This Annual Report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jilliene Helman	Chief Executive Officer of RM Adviser, LLC	April 12, 2017
Jilliene Helman	(Principal Executive Officer)

/s/ Karen Fleck	Chief Financial Officer of RM Adviser, LLC	April 12, 2017
Karen Fleck	(Principal Financial Officer and Principal Accounting Officer)